UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUERS

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

Commission File Number 001-33983

Sims Metal Management Limited

(Translation of registrant’s name into English)

110 Fifth Avenue, Suite 700

New York, NY 10011

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report contains the following:

Exhibit No.

99.1	Notice of 2012 Annual General Meeting of the shareholders of Sims Metal Management Limited.

99.2	Sims Metal Management Limited Annual Report 2012.

99.3	Press Release, dated October 15, 2012, announcing the filing of the Sims Metal Management Form 20-F for the fiscal year ended June 30, 2012.

99.4	Form 484 for cancellation of shares dated October 15, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

October 15, 2012	SIMS METAL MANAGEMENT LIMITED

/s/ Frank M. Moratti
Frank M. Moratti
Group Company Secretary and General Counsel